April 1, 2020

Lawrence M. Brock
Senior Vice President, Chief Financial Officer and Treasurer
UNITIL CORP
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

       Re: UNITIL CORP
           Form 10-K for the Year Ended December 31, 2019
           10-K filed January 30, 2020
           File No. 001-08858

Dear Mr. Brock:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation